FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:        "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:      Director

Dated: December 15, 2005

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

Wednesday, December 14, 2005, Vancouver, B.C.

 Symbol:“AKV”: TSX Venture Exchange

         SEC Form 20F Registration CIK:  1194506

Symbol:  Pine Sheets:  “AXVEF”

ACREX APPOINTS ROBIN MERRIFIELD TO ITS BOARD

Acrex Ventures Ltd. (“Acrex”) wishes to announce that Mr. Robin Merrifield has been appointed a Director of the Company and to the Company’s Audit Committee.  Mr. Merrifield is a member of the South African Institute of Chartered Accountants.  He brings to Acrex’s Board a wealth of international experience as a senior financial manager, mainly of mining and exploration companies.  Previous experience includes being Controller of Cameco Corporation, Vice-president Finance of Kumtor Gold and providing financial consulting services to a number of Central Asian and Vancouver based mining companies.

Investor Relations -

Tel:   604-618-1758

                e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.